Motorola Inc (MOT)— Bought

2nd Quarter 2007

Company Profile

- Headquartered in the United States
- Top-3 mobile handset vendor (approximately 14% global market share)
- Leading network infrastructure provider, #3 provider of CDMA infrastructure, #1 provider of private radio systems.
- 2006 sales by geography: US (44%), Europe (15%), Asia excluding China (11%), China (11%), Latin America (10%), Other Markets (9%).

2006 Revenues = $42.9 Billion


Networks & Enterprise 26%
Connected Home 8%
Handsets 66%

Per Share Valuation

Share Price $16.6 (8/10/07)

	2006	2007E	2007E Multiple
Revenues	17.12	15.76	1.1x
Earnings	1.23	0.25	66.4x
Dividend	0.18	0.20	1.2%
R&D	1.64	1.89	8.8x

R&D: Research & Development
FY End December 31
Shares Outstanding: 2.3 billion
All Figures in USD

Investment Thesis

Attractive Valuation Trades at (2007E) 1.1x Price/Sales, 8.8x Price/R&D, and has a 5% operating Free-Cash-Flow (FCF) yield.

Profitability Improvement Potential for overall profitability improvement, driven by restructuring and improved product mix in Handsets unit, as well as a shift in strategic focus.

Attractive Revenue Growth Prospects Wireless penetration in emerging markets, wireless and broadband network rollout by carriers, and voice/data/video offerings by cable and telecom companies provide potential sources of long-tailed growth.

Strong Balance Sheet & Cash Position Generating positive FCF and planning to return cash to shareholders through a large share buyback program (up to 9% of current market capitalization). Management is currently focusing on improving cash flow generation.

Risks

Handset Issues Weak product development and execution of business strategies led to large decline in profits. Continued strong competition from Nokia and others.

Networks Business Lack of market share in next-generation wireless network infrastructure (3G). Possible over-reliance on potential spending by cable and telecom companies on future infrastructure systems (4G/WiMAX).

Conclusion: We believe Motorola is an attractive investment at the current valuation.

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Dodge & Cox / Investment Managers / San Francisco